                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549


                                    FORM 11-K

                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2000

                                       or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the Transition Period From ______ To ______

                          Commission File Number 0-850



                           KEYCORP 401(k) SAVINGS PLAN
       -----------------------------------------------------------------
                            (Full title of the plan)


                                     KEYCORP
                                127 PUBLIC SQUARE
                              CLEVELAND, OHIO 44114
       -----------------------------------------------------------------
                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office)

                                     KEYCORP
                               401(k) SAVINGS PLAN

                                    FORM 11-K

REQUIRED INFORMATION
--------------------

Item 4.  Financial Statements and Supplemental Schedules for the Plan.

The KeyCorp 401(k) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules for the fiscal year ended December 31, 2000, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedules have been examined by Ernst & Young LLP, Independent Auditors, and their report is included therein.

EXHIBITS
--------

23.1  Consent of Independent Auditors, Ernst & Young LLP

99.1 Financial statements and supplemental schedules of the KeyCorp 401(k) Savings Plan for the fiscal year ended December 31, 2000, prepared in accordance with the financial reporting requirements of ERISA.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              KeyCorp 401(k) Savings Plan

Date:  June 29, 2001
                                              By: /s/ Martin Polster

                                              Martin Polster
                                              Assistant Vice President
                                              Human Resources

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES

KeyCorp 401(k) Savings Plan
Years Ended December 31, 2000 and 1999
with Report of Independent Auditors


PLAN SPONSOR AND ADMINISTRATOR
KeyCorp
127 Public Square
Cleveland, Ohio  44114-1306
(216) 689-3000

                           KeyCorp 401(k) Savings Plan

             Audited Financial Statements and Supplemental Schedules


                     Years Ended December 31, 2000 and 1999




                                    CONTENTS

Report of Independent Auditors..............................................1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.............................2
Statements of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements...............................................4


SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)............13
Schedule H, Line 4(j)--Schedule of Reportable Transactions.................15

                         Report of Independent Auditors


Compensation and Organization Committee
KeyCorp


We have audited the accompanying statements of net assets available for benefits of the KeyCorp 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the KeyCorp 401(k) Savings Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                           /s/ Ernst & Young LLP
June 25, 2001

                           KeyCorp 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                                     DECEMBER 31
                                                                              2000                  1999
                                                                     ----------------------------------------------
ASSETS
Investments, at fair value:
   KeyCorp common stock (cost $443,946,070
     and $407,272,933)                                                 $       822,087,672    $       627,079,760
   Interest in mutual funds and collective trusts
     (cost $610,140,569 and $572,022,600)                                      630,058,474            655,226,397
   Loans to participants                                                        31,590,845             35,847,797
                                                                     ----------------------------------------------
Total investments                                                            1,483,736,991          1,318,153,954

Receivables:
   Contributions:
     Employer                                                                                           1,072,450
     Participants                                                                2,040,703              1,143,639
   Interest and dividends                                                          678,582                501,950
   Other                                                                           560,424                498,745
                                                                     ----------------------------------------------
Total receivables                                                                3,279,709              3,216,784
Cash, non-interest bearing                                                          96,560                 47,952
                                                                     ----------------------------------------------
Total assets                                                                 1,487,113,260          1,321,418,690

LIABILITIES
ESOP indebtedness                                                               12,807,670             23,963,000
Other liabilities                                                                  856,019                918,614
                                                                     ----------------------------------------------
Total liabilities                                                               13,663,689             24,881,614
                                                                     ----------------------------------------------
Net assets available for benefits                                      $     1,473,449,571    $     1,296,537,076
                                                                     ==============================================



  See notes to financial statements.

                           KeyCorp 401(k) Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                                 YEAR ENDED DECEMBER 31
                                                                              2000                   1999
                                                                     -----------------------------------------------
ADDITIONS TO PLAN ASSETS ATTRIBUTED TO
Investment income:
   Common stock dividends                                              $        34,352,129    $        31,542,368
   Net investment gain from mutual
     funds and collective trusts                                                60,932,035             53,986,263
Net realized gain and unrealized appreciation                                  124,630,030
Interest on participant loans                                                    3,043,744              3,567,285
                                                                     -----------------------------------------------
                                                                               222,957,938             89,095,916

Contributions:
   Employer                                                                     50,093,386             37,588,868
   Participants                                                                 61,064,265             57,337,890
                                                                     -----------------------------------------------
                                                                               111,157,651             94,926,758
                                                                     -----------------------------------------------
Total additions                                                                334,115,589            184,022,674

DEDUCTIONS FROM PLAN ASSETS ATTRIBUTED TO
Net realized loss and unrealized depreciation                                                         270,321,768
Participant withdrawals                                                        155,070,984            169,193,248
Interest expense                                                                 1,590,440              2,466,410
Administrative and other expenses                                                  541,670                496,444
                                                                     -----------------------------------------------
Total deductions                                                               157,203,094            442,477,870
                                                                     -----------------------------------------------
Changes in net assets                                                          176,912,495           (258,455,196)
Net assets at beginning of year                                              1,296,537,076          1,554,992,272
                                                                     -----------------------------------------------
Net assets at end of year                                              $     1,473,449,571    $     1,296,537,076
                                                                     ===============================================


See notes to financial statements.

                           KeyCorp 401(k) Savings Plan

                          Notes to Financial Statements

                 For the Years Ended December 31, 2000 and 1999


A. DESCRIPTION OF THE PLAN

The following provides only general information regarding the KeyCorp 401(k) Savings Plan (the "Plan"). Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan which contains two primary features. The portion of the Plan that is attributable to participant contributions is a cash or deferred arrangement authorized under Section 401(k) of the Internal Revenue Code of 1986, as amended ("Code"). In addition, as authorized under the provisions of Section 4975(e)(7) of the Code, the Plan constitutes an employee stock ownership plan ("ESOP").

Regular full-time and part-time employees of a participating employer are eligible to participate in the Plan as of their first day of employment with KeyCorp (the "Plan Sponsor").

Participants make contributions to the Plan by means of payroll deferrals. Participants can elect to make contributions (pre-tax) from 1% to 10% of their compensation. KeyCorp matches the contributions dollar-for-dollar up to a maximum of 6% of compensation ("Matching Contribution") in the form of KeyCorp common stock. Matching Contributions of KeyCorp common stock are made either by releasing shares from the Plan's ESOP feature or by purchasing such shares in the open market.

In addition, in years of favorable corporate performance, KeyCorp may contribute to the Plan a profit sharing contribution in such amount as determined by the Board of Directors. Participants' contributions are currently limited to the maximum allowable amount under the Code.

A participant's interest in those Matching Contributions allocated to the participant's Plan Account becomes vested after completion of three years of vested service. Plan forfeitures may be used to reduce Matching Contributions, to resolve claims in respect to benefit payments, to offset administrative expenses of the Plan or to facilitate stock transactions required for Plan investment or distribution purposes.

For pre-tax contributions, participants may not withdraw amounts from their Plan account prior to attainment of age 59 1/2, separation from service, retirement, death or disability (subject to special grandfathered distribution provisions).

                           KeyCorp 401(k) Savings Plan

A. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan includes a Loan Program, which enables Plan participants to borrow their vested Plan funds without incurring a taxable distribution from the Plan. Loans are available to participants on a uniform and nondiscriminatory basis and are limited to 50% of their vested Plan interest not to exceed $50,000. Upon termination, participants may receive a distribution of their Plan account balance in cash, or may elect to have their interest in the KeyCorp Stock Fund distributed in common stock of KeyCorp. Participants may leave their balance in the Plan if the balance is greater than $5,000. Upon retirement, the distribution of benefits to participants is made in either a lump sum payment or monthly cash installments at the participant's option.

KeyCorp has the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants based on the amounts in their respective accounts.

B. SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Plan are maintained on the accrual basis.

Investments are stated at aggregate fair value which is determined based on the closing price reported on the last business day of the Plan year as follows:

     KeyCorp Common Stock--Closing market price as quoted on the New York Stock Exchange as of December 31, 2000 and 1999.

     Mutual Funds--Closing price as quoted per the Wall Street Journal as of December 31, 2000 and 1999.

     Collective Trust Funds--Market values of units held in collective trust funds are determined daily by the trustee of the funds based on reported redemption values.

     Loan--In the opinion of the Plan Administrator, the outstanding balance approximates fair value.

The change in the difference between fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as a component of either (1) net realized gain and unrealized appreciation, or (2) net realized loss and unrealized depreciation.

                          KeyCorp 401(k) Savings Plan

Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sale of KeyCorp Common Stock are based on the specific cost of investments sold. Gains or losses on sales of mutual funds and collective trust funds are based on the average cost per share or per unit at the time of the sale.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. PLAN AMENDMENTS

The Plan was operationally amended and restated as of July 1, 1998, to comply with the Small Business Job Protection Act of 1996, the Uniformed Servicing Employment and Re-employment Rights Act of 1994, Tax Payers Relief Act of 1997 and such other changes required by law or deemed advisable by management. In addition, effective July 1, 1998 the Plan was amended to provide for the employer match to be in the form of 100% KeyCorp common stock.

D. INVESTMENTS

Key Trust Company of Ohio, N.A. ("Key Trust"), an affiliate of KeyCorp, serves as the trustee for certain assets of the Plan, with the balance of the assets held in trust by Wachovia Bank of North Carolina, N.A. (trustee of the Plan through February 28, 2000) and by State Street Bank and Trust Company (successor trustee of the Plan effective March 1, 2000).

                           KeyCorp 401(k) Savings Plan

D. INVESTMENTS (CONTINUED)

Upon enrollment, participants direct all of their participant contributions for investment in one of several funds in 5% increments. Plan participants have the option to invest in the KeyCorp Stock Fund and/or a combination of ten funds which hold mutual funds and/or collective investment trust funds: the Value Fund, the Balanced Fund, the Money Market Fund, the Intermediate Income Fund, the Stock Index Fund, the Special Value Fund, the Convertible Securities Fund, the Growth Fund, the Small Company Opportunity Fund and the International Growth Fund. With the exception of the previously mentioned 100% employer matching contributions that are invested in the KeyCorp Stock Fund, participants may reallocate amounts previously invested between investment funds on a daily basis. All of the above mentioned mutual funds and collective investment trust funds are sponsored by affiliates of KeyCorp.

During the years ended December 31, 2000 and 1999, the Plan's investments (including realized gains and losses on investments held for any portion of the Plan year) appreciated (depreciated) in fair market value $124,630,030 and $270,321,768), respectively as follows:


                                                                           2000                  1999
                                                                   ---------------------------------------------
       Net appreciation (depreciation) in
         fair value during year:
          Fair value as determined by quoted
            market price:
              KeyCorp Stock Fund                                      $    170,823,469     $    (274,045,658)
              Value Fund                                                   (27,759,613)           (2,939,481)
              Balanced Fund                                                 (3,284,973)           (3,338,804)
              Money Market Fund
              Intermediate Income Fund                                       1,585,439            (3,705,292)
              Stock Index Fund                                              (8,537,836)           14,869,386
              Special Value Fund                                               564,881            (1,730,911)
              Convertible Securities Fund                                     (743,559)              (10,493)
              Growth Fund                                                   (3,931,052)              208,886
              Small Company Opportunity Fund                                   751,807                52,534
              International Growth Fund                                     (4,838,533)              318,065
          Fair value as determined by trustee:
            Loan Fund
                                                                   ---------------------------------------------
                                                                      $    124,630,030     $    (270,321,768)
                                                                   =============================================

                           KeyCorp 401(k) Savings Plan

The fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999, are as follows:

                                                                           2000                  1999
                                                                   ---------------------------------------------

       KeyCorp Common Stock*                                         $     822,087,672     $     627,079,760
       Victory Value Fund                                                  248,449,112           295,721,413
       Stock Index Fund                                                     89,398,833            95,970,525
       Victory Balance Fund                                                 76,516,204            90,636,285
       Victory Institutional Money Market Fund                              78,892,403            78,461,586

       *   Nonparticipant-directed.

Information about net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                                               DECEMBER 31
                                                                        2000                  1999
                                                               ----------------------------------------------
       Net assets:
          KeyCorp Stock Fund                                      $      817,473,118    $      613,066,211
                                                               ==============================================


                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    2000
                                                           --------------------
       Change in net assets:
          Contributions                                       $   65,189,665
          Dividends and interest                                  34,694,772
          Other receipts                                             286,057
          Net realized and unrealized appreciation
            in fair value                                        170,823,470
          Distributions to participants                          (55,043,158)
          Transfers to participant-directed
            investments                                          (11,002,241)
          Administrative and other expenses                         (541,658)
                                                           --------------------
                                                             $   204,406,907
                                                           ====================

                           KeyCorp 401(k) Savings Plan

E. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 13, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

Participants will not be subject to income tax for contributions made on their behalf by KeyCorp nor on any money earned by the Plan and credited to their account until the participants withdraw all or a portion of their accumulative balance.

F. EMPLOYEE STOCK OWNERSHIP PLAN

The Plan structure includes a leveraged ESOP. The Plan Sponsor loaned the proceeds of funds borrowed from several institutional investors to the ESOP. These funds were used to purchase shares of KeyCorp's Common Stock. The ESOP debt is secured by KeyCorp Common Stock held by the ESOP trustee. The ESOP will repay the loan from KeyCorp using corporate contributions made to the Plan on behalf of participants and dividends on the Common Stock acquired with the loans. The amount of dividends received on ESOP shares used for debt service totaled approximately $5,631,930 and $5,558,000 for 2000 and 1999, respectively.

The loan to the ESOP is subject to substantially similar terms as the borrowings from institutional investors. Under the terms of the loan agreement, the loan bears interest at 8.404%, and is due in annual installments commencing July 14, 1997, through July 14, 2001, subject to rate increases as described in the agreement.

The Common Stock of KeyCorp held by the ESOP was initially classified as unallocated by the Plan. Shares of common stock are allocated to participants as KeyCorp elects to make matching contributions from the ESOP. The allocation is made based on market value at the time of allocation. The related carrying value is determined based on the original purchase price. During the years ended December 31, 2000 and 1999, 747,030 and 665,615 shares of Common Stock, respectively, were allocated. At December 31, 2000 and 1999, 768,895 and 1,515,925 shares of Common Stock, respectively, were unallocated.

                           KeyCorp 401(k) Savings Plan

G. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan's trustee, Key Trust, is an affiliate of the Plan Sponsor. All investments and transactions are maintained and initiated by the trustee. During 2000 and 1999, the Plan received $32,970,771 and $31,542,368, respectively, in Common Stock dividends from shares of KeyCorp. The Plan invests in certain mutual funds and in certain collective investment funds from which the Plan received $60,541,169 and $53,439,315 in investment income and capital gains in 2000 and 1999, respectively. Key Asset Management Inc., (effective May 1, 2001, known as Victory Capital Management) an affiliate of the Plan Sponsor, is the investment advisor for these collective investment and mutual funds.

During the years ended December 31, 2000 and 1999, 4,144,726 and 2,314,159 shares of Common Stock of KeyCorp were purchased by the Plan for $83,593,057 and $65,678,517, respectively, and 2,981,249 and 1,470,935 shares of common stock of KeyCorp were sold by the Plan for $64,579,394 and $45,926,707, respectively.

                             SUPPLEMENTAL SCHEDULES

                           KeyCorp 401(k) Savings Plan

                        EIN: 34-6542451 Plan Number: 002

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                                                      NUMBER OF
                                                                       SHARES/                                CURRENT
                      DESCRIPTION OF ASSETS                           PAR VALUE             COST***            VALUE
------------------------------------------------------------------------------------------------------------------------------

KEYCORP STOCK FUND
*KeyCorp Common Stock                                                    29,360,274    $   443,946,070    $     822,087,672
   DTF Short-Term Investment Fund                                         4,714,039          4,714,039            4,714,039
   Collective trust of Key Trust Company of Ohio, N.A.
   ** EB Money Market Fund                                                                     648,940              648,940
                                                                                     -----------------------------------------
Total KeyCorp Stock Fund                                                                   449,309,049          827,450,651

VALUE FUND
**Victory Value Fund                                                     16,334,590                             248,449,112

BALANCED FUND
**Victory Balanced Fund
                                                                          5,655,300                              76,516,204
MONEY MARKET FUND
**Victory Institutional Money
     Market Fund                                                         78,892,403                              78,892,403

INTERMEDIATE INCOME FUND
**Victory Intermediate Income Fund                                        5,122,266                              48,763,972

STOCK INDEX FUND
Collective trust of Key Trust Company of Ohio, N.A.
  **EB Equity Index Fund                                                    988,244                              89,398,833

SPECIAL VALUE FUND
**Victory Special Value Fund                                              2,078,521                              28,434,163

CONVERTIBLE SECURITIES FUND
**Victory Convertible Securities Fund                                       690,725                               8,558,078

GROWTH FUND
**Victory Growth Fund                                                     1,205,018                              25,751,229

                           KeyCorp 401(k) Savings Plan

                        EIN: 34-6542451 Plan Number: 002

   Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)



                                                                      NUMBER OF
                                                                       SHARES/                                 CURRENT
                      DESCRIPTION OF ASSETS                           PAR VALUE             COST***             VALUE
--------------------------------------------------------------------------------------------------------------------------------

INTERNATIONAL GROWTH FUND
**Victory International Growth Fund                                         946,368                               11,233,383

SMALL COMPANY OPPORTUNITY FUND
**Victory Small Company Opportunity Fund                                    325,650                                8,698,118

LOAN FUND
                                                                    Interest rates
                                                                      from 9.25%
                                                                    to 10.5% with
                                                                  various maturities
*Loans to participants                                                                                            31,590,845
                                                                                                        ------------------------
Total assets held for investment                                                                          $    1,483,736,991
                                                                                                        ========================



  * Denotes a party-in-interest investment.

 ** Denotes a party-in-interest investment, managed by KeyCorp's affiliate, Key Asset Management Inc.

*** Cost information is only required to be provided for nonparticipant-directed investments.

                           KeyCorp 401(k) Savings Plan

                        EIN: 34-6542451 Plan Number: 002

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year Ended December 31, 2000

                                                             PURCHASE
             DESCRIPTION                    UNITS              PRICE       SELLING PRICE    COST OF ASSETS      NET GAIN
-------------------------------------------------------------------------------------------------------------------------------

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS.

 * KEYCORP COMMON STOCK
       76 purchases                          4,144,726      $  83,593,057
      182 sales                              2,981,249                       $ 64,579,394     $ 39,431,200     $  25,148,194




The purchase price of securities acquired represented the fair value at the dates of the above transactions.

There were no category (i), (ii) or (iv) reportable transactions during 2000.

*  Denotes a party-in-interest investment.